                             AMERIGON INCORPORATED
                   PROSPECTUS SUPPLEMENT DATED MARCH 7, 1997
                     TO PROSPECTUS DATED FEBRUARY 12, 1997
                              RECENT DEVELOPMENTS

    On March 3, 1997, the Company entered into a non-binding letter of intent with a foreign company (the "Potential Co-Venturer") pursuant to which the Company, another party and such Potential Co-Venturer would, subject to the satisfaction of certain conditions specified in the letter of intent, establish a new company to develop and market the IVS-TM- product in the automotive aftermarket. The general terms of the joint venture would require the Company to contribute to the joint venture company all of its assets relating to the IVS-TM- product in exchange for a 16.25% fully diluted equity interest in such company and payment to the Company of $2,000,000 in cash within one year of the parties' execution of a definitive joint venture agreement. The Potential Co-Venturer is to contribute capital agreed by the parties to be necessary to fund the joint venture company's business strategy, in exchange for, among other things, a 60% fully diluted equity interest in such company and the exclusive rights to manufacture, market and sell to automotive and other industries' OEMs all products developed by the joint venture company. It is also contemplated that interim funding of not more than $1,000,000 would be provided by the Potential Co-Venturer prior to consummation of the joint venture transaction. Shares representing the remaining 23.75% equity interest in the joint venture company would be reserved for key officers, working directors and employees of the joint venture company through a stock option plan. The letter of intent is non-binding, and the consummation of the joint venture is subject to numerous conditions, including satisfactory completion of due diligence and the execution of a definitive joint venture agreement. No assurance can be given that the parties will ultimately enter into a definitive joint venture agreement, that the interim funding will be supplied by the Potential Co-Venturer, or that the joint venture will be consummated.